UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2024

Commission File No. 0001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC V6E 3X1 CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2024	SILVERCORP METALS INC.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Material Change Report dated February 7, 2024
99.2	Form of Voting Support Agreement
99.3	Voting Support Agreement between Ross Beaty and Silvercorp Metals Inc., dated April 26, 2024
99.4	Voting Support Agreement between Wheaton Precious Metals Corp. and Silvercorp Metals Inc., dated April 26, 2024
99.5	Arrangement Agreement between Silvercorp Metals Inc. and Adventus Mining Corporation, dated April 26, 2024
99.6	Material Change Report dated May 6, 2024